Exhibit 99.1

Media Release

Planegg/Munich, Germany and Mechelen, Belgien, September 12, 2018

MorphoSys and Galapagos Announce U.S. Antitrust Clearance for

Global License Agreement for MOR106 with Pharma Partner

MorphoSys AG (FSE: MOR; Prime Standard Segment, TecDAX; NASDAQ: MOR) and Galapagos NV (Euronext & NASDAQ: GLPG) announced today the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR Act) in connection with the worldwide, exclusive license agreement with Novartis Pharma AG, entered into on July 19, 2018, for the development and commercialization of their joint program MOR106 (the Collaboration Agreement).

The Collaboration Agreement became effective on September 10, 2018, upon the expiration of the applicable waiting period under the HSR Act, and the related EUR 95 million upfront payment by Novartis to MorphoSys and Galapagos became payable.

Following the U.S. antitrust clearance, MorphoSys confirms the increase of its financial guidance as already communicated on July 19, 2018. For 2018, MorphoSys expects revenues between EUR 67 to 72 million (up from previously EUR 20 to 25 million) and earnings before interest and taxes (EBIT) of EUR -55 to -65 million (up from previously EUR -110 to -120 million). R&D expenses for proprietary programs and technology development are expected to be between EUR 87 to 97 million (previously EUR 95 to 105 million).

Additional details regarding the collaboration with Novartis can be found in MorphoSys’s and Galapagos’s press releases, dated as of July 19, 2018.

About MOR106 and the antibody collaboration of Galapagos and MorphoSys

MOR106 is an investigational fully human IgG1 monoclonal antibody designed to selectively target IL-17C, currently being developed for treatment of inflammatory diseases. MOR106 arises from the strategic discovery and co-development alliance between Galapagos and MorphoSys, in which both companies contributed their core technologies and expertise. Galapagos has provided the disease-related biology including cellular assays and targets discovered using its target discovery platform, specifically IL-17C for MOR106, and has performed the clinical development of MOR106. MorphoSys has contributed its Ylanthia antibody technology to generate fully human antibodies directed against the target and contributed full CMC development of this compound.

About MorphoSys

MorphoSys is a late-stage, biopharmaceutical company devoted to the development of innovative and differentiated therapies for patients suffering from serious diseases. Based on its technological leadership in generating antibodies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 29 are currently in clinical development. This broad pipeline spans MorphoSys’s two business segments: Proprietary Development, in which the Company invests in product candidates for its own account, and Partnered Discovery, in which product candidates are developed exclusively for a variety of Pharma and Biotech partners. In 2017, Tremfya® (guselkumab), marketed by Janssen, became the first therapeutic antibody based on MorphoSys’s proprietary technology to receive marketing approval for the treatment of moderate to severe plaque psoriasis in the United States, the European Union and Canada. MorphoSys is listed on the Frankfurt Stock Exchange and on the U.S. stock exchange Nasdaq, under the symbol MOR. For regular updates about MorphoSys, visit http://www.morphosys.com.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma® and LanthioPep® are registered trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc.

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action. Galapagos’ pipeline comprises Phase 3 through to discovery programs in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications. Our target discovery platform has delivered three novel mechanisms showing promising patient results in, respectively, inflammatory diseases, idiopathic pulmonary fibrosis and atopic dermatitis. Galapagos is focused on the development and commercialization of novel medicines that will improve people’s lives. The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 640 employees, operating from its Mechelen, Belgium headquarters and facilities in the Netherlands, France, Switzerland, the United States and Croatia. More information at www.glpg.com.

MorphoSys forward looking statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including a licensing partnership in connection with MOR106 and expectations regarding the further development of MOR106 in moderate-to-severe atopic dermatitis, including the intended targeting of IL-17C, and potential additional indications, potential future payments to be made to MorphoSys under the licensing agreement for MOR106 as well as assumptions regarding the increase of the financial guidance. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that expectations regarding a licensing partnership in connection with MOR106 or the further development of MOR106 in moderate-to-severe atopic dermatitis, including the intended targeting of IL-17C, and potential additional indications, potential future payments to be made to MorphoSys under the licensing agreement for MOR106 as well as assumptions regarding the increase of the financial guidance are false as well as the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys’ reliance on collaborations with third parties and other risks indicated in the risk factors included in MorphoSys’s Registration Statement on Form F-1 and other filings with the US Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys AG	Galapagos NV
Alexandra Goller	Investors:
Associate Director Corporate Communications & IR	Elizabeth Goodwin
VP IR & Corporate Communications
+1 781 460 1784
Jochen Orlowski
Associate Director Corporate Communications & IR	Paul van der Horst
Director IR & Business Development
Dr. Claudia Gutjahr-Löser	+31 71 750 6707
Investor Relations Officer	ir@glpg.com

Media:
Tel: +49 (0) 89 / 899 27-404	Evelyn Fox
investors@morphosys.com	Director Communications
+31 6 53 591 999
communications@glpg.com